EXHIBIT 99.1

Cronos Group Inc. Announces Results of Vote for Election of Directors

TORONTO, June 28, 2018 /CNW/ - Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company") reports that at its Annual and Special Meeting of Shareholders on June 28, 2018 there were 658 shareholders voting in person or by proxy holding in total 92,611,201 common shares, representing 52.56% of the total number of common shares outstanding.

Each of the directors listed as a nominee in the management proxy circular dated May 28, 2018 was elected to serve as a director of the Corporation until the next annual meeting. The results of the vote for the election of directors are as follows:

Name of Director	Number of Shares Voted For*	Percentage of Shares Voted For	Number of Shares Withheld from Voting*	Percentage of Shares Withheld from Voting
Jason Adler	55,812,136	99.75%	137,370	0.25%
Michael Coates	55,794,005	99.72%	155,501	0.28%
Alan Friedman	55,771,697	99.68%	177,809	0.32%
Michael Gorenstein	55,665,435	99.49%	284,071	0.51%
James Rudyk	55,414,620	99.04%	534,886	0.96%

*         As the vote for each motion was taken by ballot, the number of votes disclosed reflects the votes submitted by ballot at the meeting.

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations:  Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia.  The Company has multiple international production and distribution platforms including in Germany, Israel and Australia.  The Company intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and develop disruptive intellectual property.  Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward-looking information.  In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release, include the Company's intention to continue to rapidly expand its global footprint, build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  A discussion of some of the material risks applicable to the Company can be found in the Company's current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

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SOURCE Cronos Group Inc.

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%CIK: 0001656472

For further information: please contact: Anna Shlimak, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 17:00e 28-JUN-18